EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

	PERCENT OF	JURISDICTION
NAME	OWNERSHIP	OF ORGANIZATION
AmeriServ Financial Bank	100%	Commonwealth of Pennsylvania
216 Franklin Street P.O. Box 520 Johnstown, PA 15907

AmeriServ Life Insurance Company	100%	State of Arizona
101 N. First Avenue #2460 Phoenix, AZ 85003

AmeriServ Trust and Financial Services Company	100%	Commonwealth of Pennsylvania
216 Franklin Street P.O. Box 520 Johnstown, PA 15907